Reply Attention of	Cam McTavish
Direct Tel.	604.891.7731
EMail Address	czm@cwilson.com
Our File No.	32025-1 / CW1083829.2

February 28, 2007

VIA EDGAR AND COURIER

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

USA

Attention: Jay Ingram

Dear Sirs/Mesdames:

Re: Southern Star Energy, Inc. Revised Preliminary Information Statement on Schedule 14C File No. 0-52106 Date Filed: February 15, 2007

                Thank you for your letter of February 22, 2007 with respect to the Revised Preliminary Information Statement on Schedule 14C (the “Schedule 14C”), filed by Southern Star Energy, Inc. (the “Company”). For your convenience, we have restated your comment as set out in your letter of February 22, 2007.

General

1.            We note your revisions in response to comment 2 of our letter dated January 12, 2007. Please provide the full information required by Item 14(e) of Form S-4 as required by Item 14(c)(1) of Schedule 14A.

The Company has reviewed the information required by Item 14(e) of Form S-4 as required by Item 14(c)(1) of Schedule 14A and confirms that the Schedule 14C contains all of the financial information required to be included in accordance with Item 14(e) of Form S-4.

The Company has included pro forma financial information as required by Rule 11-01(4) of Regulation S-X to reflect the proposed disposition of all of the shares of Surge Marketing Corp., a wholly-owned subsidiary of the Company.

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com

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The Company confirms that no financial information is required to be included in the Schedule 14C in respect to the Company’s two acquisitions of leasehold rights in the prospect area of Bossier Parish and Caddo Parish, Louisiana.

The first acquisition occurred on November 2, 2006, when Southern Star Operating Inc., a Louisiana corporation and wholly-owned subsidiary of the Company, entered into a Purchase and Sale Agreement with Dynamic Resources Corporation, Tyner Texas Operating Company, Tyner Texas Resources LP and Ramshorn Investments, Inc. Prior to the entry into the Purchase and Sale Agreement, the following interests in the prospect area were held by the corresponding persons: 20% interest held by Dynamic Resources Corporation; 20% interest held by Big Sky Management Ltd. (although Big Sky Management Ltd. was indebted to Dynamic Resources Corporation for the purchase price of the 20% interest under a Prospect Acquisition Agreement dated October 10, 2006); 20% interest held by Ramshorn Investments, Inc.; and 40% interest held by Tyner Texas Operating Company. As a result of Tyner Texas Operating Company being unable to finance a development plan for the prospect, Tyner Texas Operating Company agreed to sell all of its interest in the prospect, or 20% of the total interest in the prospect to each of Southern Star Operating Inc. and Ramshorn Investments, Inc. in consideration for the payment of $290,962.27 each. After the closing of the Purchase and Sale Agreement, the following interests in the prospect area were held by the corresponding persons: 20% by Dynamic Resources Corporation; 20% by Big Sky Management Ltd.; 20% by Southern Star Operating Inc.; and 40% by Ramshorn Investments, Inc. The Company disclosed the Purchase and Sale Agreement on Form 8-K filed on January 3, 2007.

The second acquisition occurred on November 6, 2006, when the Company entered into the Restructuring Agreement, as amended on December 22, 2006. Following the execution of the Restructuring Agreement, as amended, and the transfer of the 20% interest in the prospect area from Big Sky Management Ltd. to Southern Star Operating, Inc. the following interests in the prospect area were held by the corresponding persons: 20% by Dynamic Resources Corporation, 40% by Southern Star Operating, Inc. and 40% by Ramshorn Investments, Inc.

The test to determine whether financial statements are required in regards to the acquisition of a business is set out in Rule 3-05(2) and Rule 11-01(d) of Regulation S-X. The Company recognizes that Rule 3-05(3) treats the two acquisitions of the leasehold rights as if they were a single transaction. Regardless of this fact, the acquisition of the aggregate 40% interest in the leasehold rights does not constitute the acquisition of a business for a variety of reasons, including the following:

(1)

The assets acquired in the two acquisitions consist of an aggregate 40% interest in various leasehold rights from land owners in an area which comprises approximately 5,400 gross acres in the prospect area within Bossier Parish and Caddo Parish, Louisiana, commonly referred to as the D Duck Prospect. The assets are bare land leases which were acquired from Dynamic Resources Corporation and Tyner Texas Operating Company. Prior to the sale of the respective interests in the leasehold rights, neither Dynamic Resources Corporation nor Tyner Texas Operating Company explored or developed the property that is subject to the leasehold rights. No oil and gas or other minerals have been produced from the property that is subject to the leasehold rights.

(2)

Prior to the sale of the 40% interest in the leasehold rights to the Company, neither Dynamic Resources Corporation nor Tyner Texas Operating Company generated any revenues as a result of holding the leasehold rights.

(3)	The leasehold rights did not constitute a separate entity, subsidiary, division of a business or a lesser component of a business of Dynamic Resources or Tyner Texas Operating Company.
(4)

Prior to the sale of the 40% interest in the leasehold rights to the Company, neither Dynamic Resources Corporation nor Tyner Texas Operating Company installed any physical facilities on the property that is subject to such rights.

(5)	Neither Dynamic Resources Corporation nor Tyner Texas Operating Company employed any person in regards to the leasehold rights.
(6)	The leasehold rights did not support a market distribution system, a sales force, a customer base, production technique or trade name of Dynamic Resources Corporation or Tyner Texas Operating Company.
(7)

Although Dynamic Resources Corporation and Tyner Texas Operating Company held operating rights in regards to the leasehold rights, such operating rights were not exercised, and no exploration, development or operating activities were carried out by Dynamic Resources Corporation or Tyner Texas Operating Company prior to the sale of the 40% interest in the leasehold rights to the Company.

The acquisition of the 40% interest in the leasehold rights did not amount to a “business” in accordance with the test set out in Rule 11-01(d) of Regulation S-X. As a result, the provisions of Rule 3-05 do not apply as per Rule 3-05(2).

We trust this will resolve all outstanding comments in connection with the Schedule 14C and look forward to your confirmation that a definitive Schedule 14C can be filed. Should you have any questions, please do not hesitate to contact the writer directly at 604.891.7731.

Yours truly,

CLARK WILSON LLP

Per: /s/ Cam McTavish

Cam McTavish

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